UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Public Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 62nd EXTRAORDINARY SHAREHOLDERS’ MEETING

OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 12th, 2026

1.               DATE, TIME AND VENUE: On March 12, 2026, at 2:00 p.m., at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Bairro Cidade Monções, city of São Paulo, state of São Paulo.

2.               CALL NOTICE: The call notice was published in the newspaper Valor Econômico on January 27, 28 and 29, 2026, pages C5, A11 and A16, respectively, with simultaneous release of the publication online on the page of said newspaper.

3.               PUBLICATIONS: All documents related to the subject matters to be resolved on in this Extraordinary Shareholders Meeting (“Meeting”), as set forth in CVM Resolution No. 81/22, as amended (“RCVM 81”), were provided to the shareholders on the Company’s websites (ri.telefonica.com.br/en), of the Securities and Exchange Commission – CVM (www.gov.br/cvm) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) on January 26, 2026.

4.               ATTENDANCE: This Meeting was attended, on first call, by shareholders representing approximately 92.84% of the common shares issued by the Company, which are included in the Shareholders' Attendance Register No. 006, considering the valid remote voting bulletins received through B3 S.A. – Brasil, Bolsa, Balcão, as the central depository of the Company's shares, and also directly through the Company, pursuant to RCVM 81, according to the summary voting map consolidating the votes cast remotely, disclosed on March 10, 2026 (“Consolidated Remote Voting Map”). Therefore, there is legal quorum to open this Meeting and resolve on the items included in the agenda.

Mr. Breno Rodrigo Pacheco de Oliveira, the Company's General Secretary and Legal Officer; and Mr. Stael Prata Silva Filho and Ms. Luciana Doria Wilson, members of the Fiscal Board, were also present to provide any necessary clarifications.

5.               PRESIDING BOARD: Nathalia Pereira Leite – Chairperson of the Meeting; and Daniela Valente Junqueira Ayres – Secretary of the Meeting.

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 62nd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 12th, 2026

6.               AGENDA:

(1)            Deliberate on the reduction of the Company's capital stock, in the amount of four billion reais (R$4,000,000,000.00), without the cancellation of shares, upon refund of amounts to shareholders, pursuant to Article 173 of Law No. 6.404, of December 15, 1976, as amended (“Corporations Law”);

(2)            Amend Article 5, caput, of the Company's Bylaws to reflect the new value of its capital stock as a result of the proposal contained in item 1 above;

(3)            Restate the Company’s Bylaws, in order to reflect the amendment proposed in item 2 above; and

(4)            Authorize the Company's management to perform all necessary acts for the conclusion of the resolutions above.

7.        RESOLUTIONS:

The Chairperson clarified that, as everyone was aware, the main purpose of the Meeting was to discuss and resolve on the proposal to reduce the Company's capital stock, in the amount of R$4,000,000,000.00 (four billion reais), without the cancellation of shares, upon reimbursement of funds to shareholders, as it was considered excessive, pursuant to Article 173 of the Corporation Law, additionally, the Chairperson noted that the matter had been previously analyzed by the Audit and Control Committee, by the Fiscal Board, and by the Company's Board of Directors, which were in favor of all items of the agenda for which they were responsible.

Finally, the Chairperson informed that the documentation relevant to this Meeting was available to the shareholders, including the Consolidated Remote Voting Map. The attending shareholders agreed with (i) the waiver of the reading of the documents, as they were fully knowns by all, and (ii) the drawing up of these minutes in summary form, pursuant to art. 130, paragraph 1, of the Corporations Law, and any documents or proposals submitted to the meeting, as well as the voting or dissenting declarations will be numbered in sequence, authenticated by the presiding board, being shelved at the Company’s headquarters and forwarded to CVM.

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 62nd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 12th, 2026

After examining and discussing the items of the agenda, the attending shareholders resolved as follows:

(1)            Deliberate on the reduction of the Company's capital stock, in the amount of four billion reais (R$4,000,000,000.00), without the cancellation of shares, upon reimbursement of funds to shareholders, pursuant to Article 173 of the Corporations Law.

The abstentions (according to the final summary voting map contained in Exhibit A to these minutes) were registered and the reduction of the Company's capital stock, in the amount of four billion reais (R$4,000,000,000.00), without the cancellation of shares and upon reimbursement of funds to shareholders, was approved, by majority of votes, pursuant to Article 173 of the Corporation Law, so that the number of shares and the percentage of shareholders' stake in the Company's capital stock will remain unchanged. As a result, the Company's capital stock will be changed from R$60,071,415,865.09 (sixty billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents) to R$56,071,415,865.09 (fifty-six billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine cents).

The Reduction will be achieved through a reimbursement to shareholders, in local currency, in the amount of R$1.25171862845 per common share issued by the Company, considering a total of 3,195,606,352 common shares issued by the Company outstanding on this date, excluding 30,940,270 shares held in treasury on December 31, 2025. The value per common share is calculated based on the shareholding position as of December 31, 2025, and, due to the Company's Share Buyback Program, said amount per common share may change considering the Company's shareholding base to be verified on May 22, 2026. After this date, the shares issued by the Company will be considered ex-reimbursement rights.

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 62nd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 12th, 2026

The capital reduction will become effective after sixty (60) days period of opposition by creditors, beginning on the publication of these minutes, as provided for in Article 174 of the Corporations Law.

After the Company’s capital reduction becomes effective, the resources resulting from the Reduction will be paid in a single installment, on July 14, 2026, as determined by the Company's Management, to each shareholder individually and in proportion to their respective participation in the Company's share capital, in accordance with the liquidation procedures established by B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the bookkeeper institution of the Company's shares, as applicable.

(2)            Amend Article 5, caput, of the Company's Bylaws to reflect the new value of its capital stock as a result of the proposal contained in item 1 above.

By majority of votes, the abstentions (according to the final summary voting map provided for in Exhibit A) were registered and the amendment to Article 5, main section, of the Company's Bylaws was approved to reflect the new value of its capital stock as a result of the capital reduction approved in item 1 above, so that, after the expiry of the sixty (60) days period of opposition by creditors, provided for in Article 174 of the Corporations Law, Article 5 of the Bylaws will come into force with the following wording:

“Art. 5 - The fully paid-up and subscribed capital is R$56,071,415,865.09 (fifty six billion, seventy one million, four hundred and fifteen thousand, eight hundred and sixty five reais and nine cents), divided into 3,226,546,622 (three billion, two hundred and twenty-six million, five hundred and forty-six thousand, six hundred and twenty-two) shares, all common, book-entry shares, without par value.

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 62nd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 12th, 2026

Sole Paragraph - The shares will be held in a deposit account in a financial institution in the name of their holders, without the issue of certificates.”

(3)            Restate the Bylaws of the Company, in order to reflect the amendment proposed in item 2 above.

By majority of votes, the abstentions (according to the final summary voting map provided for in Exhibit A) were registered and the restatement of the Company's Bylaws was approved, which, after the expiry of the period of 60 (sixty) days provided for in article 174 of the Brazilian Corporation Law, will come into force with the wording provided for in Exhibit B to these minutes.

(4)            Authorize the Company's management to perform all necessary acts for the conclusion of the resolutions above.

By majority of votes, the abstentions (according to the final summary voting map provided for in Exhibit A) were registered and the authorization to the Company's directors to practice all acts necessary to carry out the resolutions above was approved, including and especially the publication of these minutes in the widely circulated newspaper used by the Company, for the purposes of Article 174 of the Corporations Law.

8.        VOTING MAP: As per Article 33, paragraph 4, of CVM Resolution No. 80, of March 29, 2022, the final summary voting map, indicating the quantities of approvals, rejection and abstentions that each resolution received is part of these minutes as its Exhibit A.

9.  CLOSING: There being nothing further to discuss, the Chairperson of the Meeting declared the meeting closed and ordered the suspension of the meeting in order to draw up the minutes in summary form. It was also noted that the shareholders' signatures shall be omitted in the publication of the minutes. The minutes were read, approved, and signed by the members of the Presiding Board, as well as by the attending shareholders and other members identified below, already considering the shareholders that voted remotely, pursuant to article 47, paragraph 1, of RCVM 81.

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 62nd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 12th, 2026

Presiding Board: (aa) Nathalia Pereira Leite – Chairperson of the Meeting; Daniela Valente Junqueira Ayres – Secretary of the Meeting.

Shareholders:

Those in attendance via remote voting bulletin, pursuant to article 47, II and paragraph 1, of RCVM 81:

FINACAP ICATU PREVIDENCIÁRIO FIFE FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, ARRECIFES FUNDO DE INVESTIMENTO EM AÇÕES, FINACAP MAURITSSTAD FUNDO DE INVESTIMENTO FINANCEIRO - CLASSE DE INVESTIMENTO EM AÇÕES - RESPONSABILIDADE LIMITADA, MUANG THAI LIFE ASSURANCE PUBLIC COMPANY LIMITED, IVAN LUIS BARBOSA BATISTA, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN), ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND, CALVERT EMERGING MARKETS ADVANCEMENT FUND, PIMCO RAE EMERGING MARKETS FUND LLC, BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS, VICTORIAN FUNDS MAN C A T F V E M T, WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL, PHILADELPHIA GAS WORKS PENSION PLAN, LEGAL & GENERAL ICAV, STICHTING PENSIOENFDSVOOR DE WONINGCORPOR., HSBC ETFS PLC HSBC MSCI EMERGING MARKETS CLIMATE PARIS ALIGN, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, HSBC ETFS PUBLIC LIMITED COMPANY, RICARDO VASSAO DOS SANTOS, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000, CHEVRON UK PENSION PLAN, ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND, LUCAS GOMES DO VALE, LAZARD GLOBAL ACTIVE FUNDS, PLC, NATIONAL PENSION INSURANCE FUND, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, RUSSEL EMERGING MARKETS EQUITY POOL, LEANDRO PACCOLA DANELON, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER F, BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, CUSTODY BANK OF JAPAN, LTD. AS TR F E EQUITY D IN PL F (PPF), ISHARES PUBLIC LIMITED COMPANY, WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV, LUCIANO ZANDONA, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, THE CHURCH COMMISSIONERS FOR ENGLAND, ADEMIR AGUSTINHO DE REZENDE LOURENCO, MULTI SOLUTIONS - PICTET MULTI ASSET OPPORTUNITIES, BUREAU OF PUBLIC SERVICE PENSION FUND, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, LSV EMERGING MARKETS EQUITY FUND LP, ELINTON JOSE DA SILVA, WELLINGTON TRUST COMPANY N.A., WM POOL - GLOBAL EQUITIESTRUST N 6, DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF, RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND, EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, GUSTAVO ANTONIO MONTEIRO DE VASCONCELLOS, ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, MERCER QIF FUND PLC, WILMINGTON MULTI-MANAGER ALTERNATIVES FUND, WESLEI GUADALUPE DE SOUZA, LEGAL GENERAL U. ETF P. LIMITED COMPANY, ISHARES MSCI EMERGING MARKETS QUALITY FACTOR ETF, SPDR S&P EMERGING MARKETS EX-CHINA ETF, ABRDN OEIC II-ABRDN EMERGING MARKETS INCOME EQUITY FUND, NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS, CARDANO GLOBAL SUSTAINABLE EQUITY FUND, LSV EMERGING MARKETS EQUITY FUND USA, VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER, NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, AGIPI ACTIONS EMERGENTS AMUNDI, UTIMCO SP II LLC, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, DOUGLAS BENFICA FERREIRA, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, COLONIAL FIRST STATE INVESTMENT FUND 50, BRIGHTER SUPER, ALEX SANDRO RIBEIRO, ABRDN SICAV I - DIVERSIFIED INCOME FUND, WILSON WISTUBA MELO DA CUNHA, ANDERSON KANEGAE SOARES ROCHA, PAULO VICTOR BUENO OLIVEIRA, JEFFERSON DA SILVA BARBOSA, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, WASHINGTON STATE INVESTMENT BOARD, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, COLLEGE RETIREMENT EQUITIES FUND, JOSE OLAVO DE ANDRADE IGNACIO OLIVEIRA, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, GABRIEL BARCELOS GOMES, ISHARES IV PUBLIC LIMITED COMPANY, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, PARAMETRIC EMERGING MARKETS FUND, HENRIQUE PINHO DOS SANTOS, FUTURE FUND BOARD OF GUARDIANS, PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, CAIXABANK MASTER RENTA VARIABLE EMERGENTE ADVISED, VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER, ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, LUIS ROBERTO TEIXEIRA DA SILVA, GUIDEMARK EMERGING MARKETS FUND, J P MORGAN INVESTMENT FUNDS, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, RUI DE ALMEIDA MARTINS, GOLDMAN SACHS PARAPLUFONDS 1 N.V., SPDR SP EMERGING MARKETS ETF, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L, ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN), CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, RUSSELL INVESTMENTS CANADIAN DIVIDEND POOL, DWS INVESTMENT GMBH RE DEAM-FONDS BBR 1, COLONIAL FIRST STATE GLOBAL SHARE FUND 23, JOSIAS DA SILVA CAMPOS, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, FREDERICO ZILLES PETRY, HEXAVEST EMERGING MARKETS FUND, MARCIO GUILHERME MORAES DA COSTA, ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED), ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU, BLK MAGI FUND, GLOBAL EQUITY ACTIVE ETF, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, PRINCE NYARKO, FIRST TRUST LATIN AMERICA ALPHADEX FUND, WELLINGTON COMPOUND GROWTH, L.P., ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, JORGE BARRETO DE ARAGAO, ACADIAN EMERGING MARKETSMANAGED VOLATILITY E F L, METZLER ASSET MANAGEMENT GMBH FOR MI-FONDS K18, BLACKROCK MSCI ACWI MINIMUM VOLATILITY INDEX FUND, QSMA1 LLC, ADRIANO PRADO DE CARVALHO, BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN, ARROWSTREET CAPITAL EXETER FUND LIMITED, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, WILLIAM PERSCH, LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND, VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND, EDSON PEREIRA RAMOS, IBM DIVERSIFIED GLOBAL EQUITY FUND, LUCIO MARCELO DE ANDRADE, WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL, PEDRO LUIZ VARELLA, ACADIAN COLLECTIVE INVESTMENT TRUST, VANGUARD EMERGING MARKETS SHARES INDEX FUND, EMERGING MARKETS EX CHINA CORE EQUITY PORTFOLIO OF, NELSON HENRIQUE BERTOLLO SANTANA, WILMINGTON TRUST RETIREMENT AND INST S C COLLECTIVE I TRUST, THE HARTFORD INTERNATIONAL VALUE FUND, JPMORGAN FUNDS, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, MISSOURI EDUCATION PENSION TRUST, SCHRODER INTERNATIONAL SELECTION FUND, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, PAULO HENRIQUE RIBEIRO JUNIOR, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, WELLINGTON QUEIROS DA SILVA, REASSURE LIMITED, EMPLOYEES RET. SYST. OF THE CITY MILWAUKEE, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, LOUSIANA STATE EMPLOYEES RETIR SYSTEM, ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I, MULTI MANAGER CANADA GLOBAL EQUITIES FUND, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, LEMANIA GLOBAL EQUITY, WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD, ANTONIO LAURENTINO SOUTO NETO, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, JPMORGAN GLOBAL EMERGING MARKETS HYBRID FUND (QDII), LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST, SCOTTISH W I S F ICVC-E. MRKT PARIS-A INDEX E.T. FUND, CATERPILLAR INVESTMENT TRUST, UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS, JPMORGAN FUNDS - EMERGING MARKETS EQUITY FUND, MARCOS ALVINO SILVA NETO, PAULO HENRIQUE DA SILVA TEIXEIRA, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND, TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK, ISHARES MSCI BRAZIL ETF, MORGAN STANLEY INVEST FDS CALVERT SUST EMER MKTS EQ SEL FD, STICHTING PENSIOENFONDS ING, OPTIMIX WHOLESALE GLOBAL EMERGING MARKETS SHARE TRUST, JPMORGAN FUNDS LATIN AMERICA EQUITY FUND, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND, ZENON MITSUSHIGUE KIMOTO, WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, ALEXANDRE HEES DE NEGREIROS, ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY ALPHA EXT FUND I, ABRDN EMERGING OPPORTUNITIES FUND, FRANKLIN LIBERTYSHARES ICAV, MSCI ACWI MINIMUM VOLATILITY INDEX FUND B, ANDREA CARVALHO MAIA VIEIRA CASTRO, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, DUKE POWER CO EMPLOYEE RETIREMENT PLAN, HARTFORD GLOBAL IMPACT FUND, BAPTIST HEALTH SOUTH FLORIDA, INC., UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST, FORD MOTOR CO DEFINED BENEF MASTER TRUST, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, ROYAL LONDON EQUITY FUNDS ICVC, SBC MASTER PENSION TRUST, ISHARES III PUBLIC LIMITED COMPANY, BRANDES INTERNATIONAL EQUITY FUND, GLOBAL MACRO CAPITAL OPPORTUNITIES PORTFOLIO, FABRICIO GOMES PEREIRA JUNIOR, ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P., ANDRE CARVALHO SAWRUK, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, AQR EMERGING EQUITIES FUND LP, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST, SEI GLOBAL MASTER FUND PLC, THE SEI EMERGING MKT EQUITY FUND, JOSE AMARO DE SOUZA, VENERABLE WORLD EQUITY FUND, THOMAS ALEXANDER SEABRA SALES CHRISTENSEN, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, JOSIVALDO JOSE DOS ANJOS, UNISUPER, COMMINGLED P T F (EM M E) OF JP M CHASE BANK, RUTGERS, THE STATE UNIVERSITY, PEDRO PAULO PESSOA D AVILA, VICTORYSHARES USAA MSCI E. M. VALUE M. ETF, DELA NATURA- EN LEVENSVERZEKERINGEN N.V., APOSTLE PEOPLE AND PLANET DIVERSIFIED FUND, MORGAN STANLEY INV MAN EMERG MKTS TRUST, MATEUS PRINCE ANTUNES, STATE STREET EMERGING MARKETS E N-L C TRUST FUND, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, MSCI ACWI EX-U.S. IMI INDEX FUND B2, FISHER ASSET MANAGEMENT, LLC, EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD, UTAH STATE RETIREMENT SYSTEMS, VOYA VACS INDEX SERIES EM PORTFOLIO, HSBC ETFS PLC - HSBC PLUS EMERGING MARKETS EQUITY INCOME QUA, TRINITY COLLEGE CAMBRIDGE, JAIR PRIORI MINHARO, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, MERCER UCITS COMMON CONTRACTUAL FUND, INTERNATIONAL DEVELOPED EQUITY ACTIVE ETF, GLOBAL ALL CAP ALPHA TILTS FUND, DANILO FAZIO DIAS, SPDR SP EMERGING MARKETS FUND, UI BVK KAPITALVERWALTUN. MBH ON BEHALF OF BAYVK A2-FONDS, STOREBRAND SICAV, MATEUS HENRIQUE NERY DE SANTANA, MGI FUNDS PLC, RONNE PETERSON DE FARIA OLIVEIRA, WELLS FARGO EMERGING MARKETS EQUITY INCOME FUND, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, INVESCO RAFI EMERGING MARKETS ETF, FELIPE TOZIM DEMITI, COMMINGLED PENSION TRUST FUND (GLOBAL ALL COUNTRY RESEARCH E, PEDRO CARLOS COSENTINO, NATIONAL EMPLOYMENT SAVINGS TRUST, ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLES E M E, VINICIUS MELLO DO LIVRAMENTO, COLONIAL FIRST STATE EMERGING MARKETS FUND 2, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI ACWI ETF, NORTHERN TRUST COMMON ALL COUNTRY WORLD EX-US INVESTABLE MAR, STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S, FABIO LUIZ GIROTTO, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, VY JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO, SSGA SPDR ETFS EUROPE I PLC, NEW ZEALAND SUPERANNUATION FUND, CUSTODY BANK OF JAPAN, LTD. 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INDEX FUND, ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND, AQR INNOVATION FUND, L.P., POTI LUIZ DE FREIRE LIRA, STANLIB FUNDS LIMITED, BRITISH COAL STAFF SUPERANNUATION SCHEME, RAFAEL LEITE VARELA, THE BOARD OF THE PENSION PROTECTION FUND, MORGAN STANLEY INVESTMENT FUNDS EMERGING MK EQUITY FUND, ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND, DESJARDINS EMERGING MARKETS EQUITY INDEX ETF, ISHARES EDGE MSCI MIN VOL GLOBAL ETF, ARROWSTREET EMERGING MARKET TRUST FUND, GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB, EMPLOYEES RET FD OF THE CITY OF FORT WORTH, ARROWSTREET CLARENDON TRUST FUND, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, WILLIAN OLIVEIRA DA SILVA SANTOS, THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC, VANGUARD EMERGING MARKETS EX-CHINA ETF, JOSE ROBERTO RODRIGUES JUNIOR, WM POOL - EQUITIES TRUST NO. 75, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, CUSTODY B. OF J. LTD. RE: SMTB G. I. M. F., STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD, RODRIGO BERTEVELLI, CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., GABRIEL ASSIS DE OLIVEIRA, SPP EMERGING MARKETS PLUS, NEW YORK STATE COMMON RETIREMENT FUND, GODFOND SVERIGE VARLDEN, COMMINGLED PENSION TRUST FUND (GL EMERGING MKT OPP) OF JPM, SAS TRUSTEE CORPORATION POOLED FUND, JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX, DENILSON DONOLATO, AQR LEELANAU FUND, L.P., VANGUARD ESG INTERNATIONAL, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS V, DILCE MARIA BERNARDI, LAERERNES PENSION FORSIKRINGSAKTIESELSKAB, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, WINSTON JENNING CHEN, SEI SELECT EMERGING MARKETS EQUITY ETF, ALL COUNTRY EX US EQUITY MARKET SUBTRUST OF DFA GR, AXA WORLD FUNDS - FRAMLINGTON EMERGING MARKETS, PICTET - MULTI ASSET GLOBAL OPPORTUNITIES, AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF, ADEMIR AFONSO CAPRIOLI, KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I, ARROWSTREET INTERNATIONAL EQUITY ACWI EX US TRUST FUND, USAA INTERNATIONAL FUND, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, VINICIUS PENNA MARQUES, ALEX SANTOS DE QUADROS, WELLINGTON: NON-US EQUITY OFFSHORE MASTER LP, CIBC EMERGING MARKETS INDEX FUND, PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER, STICHTING DEPOSITARY APG EME MULTI CLIENT POOL, RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, STICHTING PENSIOENFONDS HOOGOVENS, ALICE BARBOSA FRAGA COSTA, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA, EURIZON CAPITAL S.A., RAILWAYS PENSION TRUSTEE COMPANY LIMITED, ISHARES EDGE MSCI MIN VOL EMERGING MARKETS ETF, ARROWSTREET (DELAWARE) L/S FUND L.P., COLONIAL FIRST STATE GLOBAL SHARE FUND 17, BRAYAN ISAIAS MERMA CONDORI, MINISTRY OF ECONOMY AND FINANCE, HOSTPLUS POOLED SUPERANNUATION TRUST, SWISSCANTO F. AG A. B. OF S. S. E. M. E. FUND, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, ABRDN CANADA FUNDS - EMERGING MARKETS ALL CAP CORE, HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND, PACIFIC SELECT FUND, EATON VANCE MANAGEMENT, AYR DO COUTO BAHIA, KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E, SUELEM CONCEICAO LIMA LOPES, SIDNEY MAURY SENTONA, MARCIEL CELSO DE SOUZA, ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST, XTRACKERS (IE) PUBLIC LIMITED COMPANY, STATE STREET ICAV, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, NORTHERN TRUST COMMON EMER MAR INDEX FUN NON LENDING, AMSELECT - JP MORGAN GLOBAL EQUITY EMERGING, RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD, BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, OAKLAND POLICE FIRE RET SYSTEM, CHRISTIAN RICARDO ROHR, ISHARES ESG ADVANCED MSCI EM ETF, LUIZ CARLOS FERNANDES SATIN, FORD MOTOR COMPANY OF CANADA, L PENSION TRUST, INVESCO GLOBAL EMERGING MARKETS FUND (UK), STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F., MARCELO ABRAHAO CASSINI, BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF, ISHARES VI PUBLIC LIMITED COMPANY, ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, ALTAMIR SANTOS FILHO, HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND, ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND II, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, ARROWSTREET EMK ALPHA EXTENSION FUND L.P., 1895 FONDS FGR, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, ARROWSTREET CAPITAL NEWBURY FUND LIMITED, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, DESJARDINS EMERGING MARKETS OPPORTUNITIES FUND, JPMORGAN EMERGING MARKETS EQUITY FUND, VIDENT INTERNATIONAL EQUITY FUND - WI, WANDERLEY WESLEY SHOUGA MENDES, WILLIAM BLAIR EMERGING MARKETS LEADERS FUND, EMANUEL GURGEL LINHARES, ARMANDO DE OLIVEIRA SCHUBACH, ARNOLDO PANCHENIAK FILHO, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F, THE 2023 ETF SERIES TRUST - PACIFIC NOS GLOBAL EM, WILLIAM BLAIR EMERGING MARKETS LEADERS POOLED FUND, MERCER DIOCESE OF BROOKLYN GROWTH STRATEGY, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, FACTORY MUTUAL INSURANCE COMPANY, CLEBER LINCOLN ANDRADE COSTA, CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD, INVESCO SP EMERGING MARKETS MOMENTUM ETF, DANILO JEFFERSON FREIRE DE OLIVEIRA, FABIO CLERICI, STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV, EDSON TAKEBAYASHI, EMERGING MARKETS EQUITY INDEX MASTER FUND, THE CALIFORNIA ENDOWMENT, GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND, DIVERSIFIED GLOBAL SHARE TRUST, CUST. B. O. J. LTD. A. T. F. R. B. L. A. T. F. J. G. D. M. F, RODRIGO CUNHA RODRIGUES, EUROPEAN CENTRAL BANK, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, DUNHAM INTERNATIONAL STOCK FUND, ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND, MARC ROGER LIGNON, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING, COLUMBIA THREADNEEDLE (IRL) ICAV, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, STICHTING AHOLD DELHAIZE PENSIOEN, NEW AIRWAYS PENSION SCHEME, VANECK VECTORS MSCI MULTIFACTOR EMERGING MARKETS E, MARCO ANTONIO MONTEIRO BOURGUIGNON, ISHARES V PUBLIC LIMITED COMPANY, PACIFIC CAPITAL UCITS FUNDS PLC, BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND, ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF, INVESCO EMERGING MARKETS CLASS, RUSSEL INVESTIMENT FUNDS NON.US. FUND, GLOBAL TRUST COMP FBO AQR COLLEC INV TRUST-AQR E E C I FUND, BURROUGHS WELLCOME FUND, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, FELIPE DE ANDRADE ASSME, SERGIO AUGUSTO ALVES COUTINHO, FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET, XTRACKERS, FIDELITY INVESTMENTS MONEY MANAGEMENT INC, RODRIGO CORREA CARRASCOZI, COLONIAL FIRST STATE INVESTMENT FUND 187, VIRTUS PARTNERS, INC., EDUARDO SOUZA ALVES, BEATRIZ POLICARPO, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, THE MASTER TRT BK JPN TRUSTEE OF JPM BRICS5 MOTHER FUND, WATER AND POWER EMPLOYEES RETIREMENT PLAN, FIREMEN S ANNUITY AND BEN. FD OF CHICAGO, CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN, OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, ICARO SILVA FERREIRA DE SANTANA, AVIVA INVESTORS, INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN, EMERGING MARKETS INDEX NON-LENDABLE FUND B, ARTHUR SIQUEIRA FERRARI, ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, AVIVA INVESTORS FUNDS ACS - AVIVA INVESTORS EMERGING MARKET, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, BMO MSCI EMERGING MARKETS INDEX ETF, PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST, ARROWSTREET GLOBAL EQUITY FUND, DANIEL FERRAZ MODESTO E SILVA, CHRISTIAN NUNES DE JESUS, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, MARCELO NOZARI PACHECO, SAN DIEGO CITY EMPLOYEES RETIREMENT SYSTEM, COMMONFUND EM QUANTITATIVE FOCUS FUND, LLC, SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA, GERALDO NAKAYAMA FILHO, SPRUGOS INVESTMENTS VIII, L.L.C., RODRIGO GUEDES DE CAMARGO, CUSTODY B.O.J,L..AS.T.F.S.E.E.INDEX MOTHER FUND, FELIPE TEODORO DA ROSA, STATE STREET IRELAND UNIT TRUST, AMAURI SHOSSEI KUDAKA, BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, JAQUELINE DINIZ BARROS, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, JPMORGAN EMERGING MARKETS RESEARCH ENHANCED EQUITY FUND, MERCER UNHEDGED OVERSEAS SHARES TRUST, MULTI STYLE MULTI MANAGER FUNDS PLC, STATE STREET M BRAZIL I N L COMMON TRUST FUND, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING PENSIOENFONDS VOOR DE ZORG EN WELZIJN, THE CHASE MAN BK AS TR OF DELTA MASTER FD, THE EMERGING M.S. OF THE DFA I.T.CO., THE MONETARY AUTHORITY OF SINGAPORE, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VICTORY MARKET NEUTRAL INCOME FUND, CALVERT WORLD VALUES FUNDS, INC. - CALVERT E M E FUND, CUSTODY B.O.J,L.AS.T.F.S.E.E.M.V.INDEX MOTHER FUND, JPMORGAN ETFS (IRELAND) ICAV, NORGES BANK, SCHRODER EMERGING MARKETS VALUE FUND, SCOTIA PRIVATE EMERGING MARKETS POOL, VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F, VIDALVO SILVINO DA COSTA FILHO, WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND, JEAN LUCCA DA SILVA LOPES, WILLINEY SILVA MOREIRA PEREIRA, WLADEMIR DIONISIO DA SILVA FILHO

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 62nd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 12th, 2026

Those attending in person:

TELEFÓNICA LATINOAMÉRICA HOLDING, S. L. TELEFÓNICA S.A. (a.a. Nathalia Pereira Leite)
TELEFÓNICA LATINOAMÉRICA HOLDING, S. L. TELEFÓNICA S.A. Represented by S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (a.a. Nathalia Pereira Leite)

7

TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 62nd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 12th, 2026

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND

FIDELITY COMMON CONTRACTUAL FUND II/FIDELITY GLOBAL EMERGING MARKETS EQUITY FUND

IT NOW IBOVESPA B3 BR+ FUNDO DE ÍNDICE RESPONSABILIDADE LIMITADA

IT NOW IBOVESPA FUNDO DE ÍNDICE. – RESPONSABILIDADE LIMITADA

IT NOW ISE FUNDO DE ÍNDICE INVESTIMENTO SUSTENTÁVEL. – RESPONSABILIDADE LIMITADA

IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE. – RESPONSABILIDADE LIMITADA

ITAÚ AÇÕES DIVIDENDOS FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA

ITAÚ CAIXA AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA

ITAÚ EXCELÊNCIA SOCIAL AÇÕES FUNDO DE INVESTIMENTO FINANCEIRO SUSTENTÁVEL RESPONSABILIDADE LIMITADA

ITAÚ FLEXPREV SMART AÇÕES BRASIL FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA

ITAÚ FTSE RAFI BRAZIL 50 CAPPED INDEX FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA

ITAÚ HUNTER LONG SHORT PLUS FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA

ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA

ITAÚ IBOVESPA ATIVO MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA

ITAÚ IBRX ATIVO MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA

ITAÚ ÍNDEX AÇÕES IBOVESPA FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA

ITAÚ INDEX AÇÕES IBRX FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA

ITAÚ LONG AND SHORT PLUS MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA

ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA

ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO FINANCEIRO RESPONSABILIDADE LIMITADA

ITAÚ PREVIDÊNCIA IBRX FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA

ITAÚ S&P/B3 LOW VOLATILITY™ FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES RESPONSABILIDADE LIMITADA

ITAÚ VÉRTICE OMNI FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO RESPONSABILIDADE LIMITADA

Represented by Itaú Unibanco S.A. / Itaú Unibanco Asset Management Ltda.

(a.a. Christiano Marques de Godoy)

8

TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 62nd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 12th, 2026

AMUNDI ESG GLOBAL LOW CARBON FUND

AMUNDI FUNDS

AMUNDI INDEX SOLUTIONS

AMUNDI ISR ACTIONS MARCHES EMERGENTS UCITS ETF

CAMBRIDGE UNIVERSITY ALL WORLD EQUITY FUND

CHALLENGE FUNDS

EMERGENCE M

JSS INVESTMENTFONDS - JSS SUSTAINABLE EQUITY - SYSTEMATIC EMERGING MARKETS

LBPAM ISR ACTIONS EMERGENTS

MEDIOLANUM BEST BRANDS - MEDIOLANUM MORGAN STANLEY GLOBAL SELECTION

MEDIOLANUM BEST BRANDS - MEDIOLANUM MULTI ASSET ESG SELECTION

MOST DIVERSIFIED PORTFOLIO SICAV

ONEMARKETS FUND

STICHTING BEDRIJFSTAKPENSIOENFONDS V H S, A,ENGLASZETBEDRIJF.

STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS

VISIONFUND

Represented by S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A.

(a.a. Christiano Marques de Godoy)

CITIBANK NA Represented by Citibank Distribuidora de Títulos e Valores Mobiliários S.A. (a.a. Christiano Marques de Godoy)

Others:

Breno Rodrigo Pacheco de Oliveira

Management Representative

Stael Prata Silva Filho

Member of the Fiscal Board

Luciana Doria Wilson

Member of the Fiscal Board

I hereby certify that this is a true copy of the minutes of the 62nd Extraordinary Shareholders’ Meeting of Telefônica Brasil S.A., held on March 12, 2026, recorded in the appropriate book.

___________________________________________

Daniela Valente Junqueira Ayres

Meeting Secretary

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 62nd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 12th, 2026

Exhibit A

Final Summary Voting Map

1.	Deliberate on the reduction of the Company's capital stock, in the amount of four billion reais (R$4,000,000,000.00), without the cancellation of shares, upon refund of funds to shareholders, pursuant to Article 173 of Law No. 6.404, of December 15, 1976, as amended (“Corporations Law”);

ON	Approve	Reject	Abstain
2,966,773,240	2,966,668,688	80,642	23,910

2.	Amend Article 5, caput, of the Company's Bylaws to reflect the new value of its capital stock as a result of the proposal contained in item 1 above;

ON	Approve	Reject	Abstain
2,966,773,240	2,966,670,626	80,202	22,412

3.	Restate the Company’s Bylaws, in order to reflect the amendment proposed in item 2 above; and

ON	Approve	Reject	Abstain
2,966,773,240	2,966,670,950	79,960	22,330

4.	Authorize the Company's management to perform all necessary acts for the conclusion of the resolutions above.

ON	Approve	Reject	Abstain
2,966,773,240	2,966,668,622	82,013	22,605

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 62nd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 12th, 2026

Exhibit B

BYLAWS OF

TELEFÔNICA BRASIL S.A.

CHAPTER I - CHARACTERISTICS OF THE COMPANY

LEGAL REGIME

Art. 1 – Telefônica Brasil S.A. is a joint-stock company, governed by these Bylaws and other applicable legal provisions, with indefinite duration.

CORPORATE PURPOSE

Art. 2 - The Company’s purpose is to provide communications and telecommunications services, as well as to develop any and all activities necessary or useful for the execution of such services, including leasing, sharing, and assignment of infrastructure. Additionally, the Company may engage in the following activities:

a) The provision of value-added services, development, availability, distribution, and commercialization of digital services, as well as audio, video, image, text, and internet-based applications in any medium, including advertising and promotional materials;

b) The provision of integrated solutions, management, services, and consulting related to: (i) data centers, including hosting and colocation; (ii) storage, processing, and management of data, information, texts, images, videos, applications, and information systems and related services; (iii) connectivity, Internet of Things, information technology, networks, systems analysis and development, programming, configuration, and related services; (iv) information and communication security; (v) communications and telecommunications; (vi) electronic security systems related to theft, intrusion, fire, and others, surveillance, security, tracking, and remote or on-site monitoring; (vii) maintenance, repair, technical assistance, and IT support for any machines and equipment; (viii) artificial intelligence and blockchain; and (ix) data management intelligence (Big Data);

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 62nd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 12th, 2026

c) The development, licensing, and sublicensing of software, IT systems, and intellectual property rights of any nature;

d) Retail and/or wholesale commercialization, leasing, or lending of goods, merchandise, equipment, and various materials, including but not limited to telecommunications equipment, telephones, electrical and electronic devices, IT systems and products, computers, technological accessories, including automotive accessories, spare parts, precision instruments, measuring devices, electronic and security sensors, food products (including coffee and similar specialties), books, newspapers, and magazines by any means;

e) Participation in the capital of other companies or entities of any nature, in Brazil or abroad, including consortia and associations, regardless of the activities carried out by such companies or entities;

f) Import and export of goods and services;

g) Management, consulting, design, or implementation of projects and provision of installation, engineering, and civil construction services, including plumbing, gas, electrical installations, and other works;

h) Provision of business intermediation services in general;

i) Provision of consulting services related to the Company’s activities;

j) Purchase and sale, collection, treatment, reconditioning, and recycling of electronic and electrical equipment in general, including recurring scrap, unusable scrap, and related non-hazardous scrap;

k) Leasing, subleasing, loan for use or assignment, under any title, of the right to use real estate owned by the Company or third parties, in whole or in part, for any purpose, including gatherings, shows, performing arts, and other artistic activities, directly or through third parties;

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 62nd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 12th, 2026

l) Provision of correspondent services in Brazil for banks and/or financial institutions and collection services in general; and

m) The performance of other related or similar activities, directly or indirectly, to those described in the preceding items.

PRINCIPAL PLACE OF BUSINESS

Art. 3 - The principal place of business of the Company is in the Capital City of the State of São Paulo, and the Company may create and extinguish, by decision of the Executive Office, branches, agencies and subsidiaries, offices, departments and representations, at any point of the Brazilian territory, as set forth in art. 20 (vii) of these Bylaws.

CHAPTER II - CAPITAL

AUTHORIZED CAPITAL

Art. 4 - The Company is authorized to increase its capital up to the limit of one billion, eight hundred and fifty million (1,850,000,000) common shares, and the Board of Directors is the body with authority to resolve on the increase and consequent issue of new shares, within the limit of the authorized capital.

Sole Paragraph - The shareholders shall have preemptive rights in the subscription of capital increase, at the proportion of the number of shares they have. By resolution of the Board of Directors, the preemptive right in the issue of shares, debentures convertible into shares and subscription bonus, the placement of which is made upon sale in Stock Exchange or public subscription, exchange for shares in public offering to acquire control, pursuant to articles 257 and 263 of the Corporations Law, as well as enjoyment of tax incentives, pursuant to special legislation, may be excluded, as allowed by art. 172 of Law No. 6,404/76.

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TELEFÔNICA BRASIL S.A. Public Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 62nd EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON MARCH 12th, 2026

SUBSCRIBED CAPITAL

Art. 5 - The fully paid-up and subscribed capital is 56,071,415,865.09 (fifty-six billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine centavos), divided into 3.226.546.622 (three billion, two hundred and twenty-six million, five hundred and forty-six thousand, six hundred and twenty-two) shares, all common, book-entry shares, without par value.

Sole Paragraph - The shares will be held in a deposit account in a financial institution in the name of their holders, without the issue of certificates.

CHAPTER III - SHARES

COMMON SHARES

Art. 6 - Each common share corresponds to one vote in the resolutions of the Shareholders’ General Meetings.

CHAPTER IV - GENERAL MEETING

Art. 7 - The Shareholders’ General Meetings will be held: (i) ordinarily, once a year, in the first four (4) months after the closing of each fiscal year, pursuant to art. 132 of Law No. 6,404/76, and (ii) extraordinarily, whenever necessary, whether due to the corporate interests, or to the provisions of these Bylaws, or when the applicable legislation so requires.

Sole Paragraph - The Shareholders’ General Meetings will be called by the Board of Directors, being incumbent upon the Chairperson of said body to implement such act.

Art. 8 - The following shall be submitted to the previous approval of the Shareholders’ General Meeting: (i) the execution of agreements with related parties, the terms and conditions of which are more onerous to the Company than those usually adopted by the market in similar contracting, observing, in any case, the provisions of art. 117 of Law No. 6,404/76; and (ii) the execution of management service agreements, including technical assistance, with foreign entities related to the Company’s controlling shareholder.

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Art. 9 - The Shareholders’ General Meetings will be chaired by the Chairperson of the Board of Directors, who shall indicate, among the attendees, the Secretary. In the absence of the Chairperson of the Board of Directors, the shareholders shall choose the chairperson and the secretary of the presiding board.

Sole Paragraph - In the situations of art. 136 of Law No. 6,404/76, the first call of the Shareholders’ General Meeting will be made at least thirty (30) days in advance, and at least ten (10) days in advance in second call.

Art. 10 - Only the shareholders the shares of which are registered in their names, at the appropriate book, up to seventy-two (72) hours before the date designated for the respective General Meeting may participate and vote in the General Meeting.

Paragraph 1 - The call notice may condition the attendance of the shareholder, in the General Meeting, to the submission, at the Company’s principal place of business, of the proof of their status of shareholder, issued by the Company itself or by the depositary institution of the Company’s shares, up to seventy-two (72) hours before the date scheduled for the Shareholders’ General Meeting.

Paragraph 2 - The call notice may also condition the representation of the shareholder by an attorney-in-fact, at the Meeting, to the submission of the respective power of attorney at the Company’s principal place of business up to seventy-two (72) hours before the date scheduled for the Shareholders’ General Meeting.

CHAPTER V – MANAGEMENT OF THE COMPANY

Art. 11 - The Management of the Company is incumbent upon the Board of Directors and the Executive Office, with the attributions granted by law and by these Bylaws. Its members will be elected for a term of three (3) years, reelection permitted, and they are exempted from offering a guarantee for the exercise of their functions.

Paragraph 1 - All members of the Board of Directors and of the Executive Office will take office upon the execution of the respective instruments, remaining in their respective positions until the effective investiture of their successors.

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Paragraph 2 - The Shareholders’ General Meeting shall establish the global compensation of the Company’s managers, including the benefits of any nature and the representation allowances, and the Board of Directors has authority to distribute this compensation among their members and those of the Executive Office.

Paragraph 3 - The Shareholders’ General Meeting may assign to the managers a share in the Company’s profits, provided that the provisions of art. 152, paragraphs 1 and 2 of Law No. 6,404/76 are observed, as per the proposal submitted by the management.

Paragraph 4 - The Company and its controlling shareholder shall maintain, during the term of the concession and its extension, the effective existence, in the Brazilian territory, of the centers for resolution and implementation of the strategic, managerial and technical implementation involved in the compliance with the concession agreements in which the Company is a party.

BOARD OF DIRECTORS

COMPOSITION

Art. 12 - The Board of Directors shall be comprised of, at least, five (5) and at most seventeen (17) members, elected to and dismissed from the body by the general meeting, observing the provisions of the applicable legislation, including in this number the members elected by the minority shareholders, if any.

Sole Paragraph - The Board of Directors shall appoint, among its members, the Chairperson of the body, or its substitute, in case of vacancy. At the Board of Directors’ discretion, the Vice-Chairperson of the body may be appointed and/or dismissed.

SUBSTITUTION

Art. 13 - In case of impediment or absence of the Chairperson of the Board of Directors, they will be replaced by the Vice-Chairperson, if any. In the absence of the Vice-Chairperson, the Chairperson will be substituted by another member of the Board indicated thereby.

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Paragraph 1 - In case of impediment or absence of any other members of the Board of Directors, the impeded or absent Counselor shall indicate, in writing, their substitute, among the other members of the Board of Directors, to represent them or resolve on the meeting which they may not attend, pursuant to paragraph 3 of art. 17 of these Bylaws.

Paragraph 2 - The members of the Board of Directors that indicate representatives, as set forth in the previous paragraph, will be considered, for all effects, present at the respective meeting.

Art. 14 - In the event of vacancy in the positions of the members of the Board of Directors, remaining less than the minimum number of members provided for in art. 12 above, a Shareholders' General Meeting shall be called for the election of substitutes.

AUTHORITY

Art. 15 - It will be incumbent upon the Board of Directors:

(i) - to establish the general conduct of the Company’s business;

(ii) - to approve the Company’s budget and annual business plan;

(iii) - to call the Shareholders’ General Meeting of the Company;

(iv) - to approve the financial statements and the management’s report of the Company and submit them to the Shareholders’ General Meeting;

(v) - to elect or dismiss, at any time, the members of the Executive Office, establishing their attributions, observing the legal and statutory provisions;

(vi) - to approve the creation of technical and advisory Committees to advise it on matters of the Company's interest, elect the members of such Committees, and approve their internal regulations, which will contain specific rules on composition, functions, authority, compensation, and operation;

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(vii) - to supervise the management of the Company’s Officers, examine at any time the Company’s books, request information on agreements to be executed or about to be executed, and any other acts;

(viii) - to approve the Company’s organizational structure, being able to set limit to the Executive Office for the exercise of such functions, observing the legal and statutory provisions;

(ix) - to approve and amend the internal regulations of the Board of Directors;

(x) - to resolve on the issue of shares by the Company, with capital increase, within the limit of the authorized capital, defining the terms and conditions of this issue;

(xi) - to resolve on the issue of subscription bonus;

(xii) - to resolve, by delegation of the Shareholders’ General Meeting, on the following aspects in the issue of debentures by the Company: (i) opportunity of the issue, (ii) time and conditions of maturity, amortization or redemption, (iii) time and conditions of payment of interest, profit sharing and reimbursement bonus, if any, (iv) form of subscription or placement, and (v) type of debentures;

(xiii) - to resolve on the issue of simple debentures, not convertible into shares and without in rem guarantee;

(xiv) - to resolve on the issue of promissory notes for public distribution (“Commercial Papers”) and on the submission of the Company’s shares to a deposit regime for commercialization of the respective certificates ("Depositary Receipts");

(xv) - to authorize the acquisition of shares issued by the Company, for being canceled or held in treasury and disposed of at a later stage;

(xvi) - to authorize the disposal of the assets directly connected to the public telecommunications services being used;

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(xvii) - to authorize the disposal of real properties, the creation of in rem guarantees and the posting of guarantees to third parties obligations, being able to establish limits to the practices of such acts by the Executive Office;

(xviii) - to establish, in an internal rule, the limits for the Executive Office to authorize the disposal or encumbrance of goods of the permanent assets, including those related to the public telecommunications services that are deactivated or unserviceable;

(xix) - to approve the Company’s participation in consortia in general, as well as the terms of such participation, being able to delegate such attribution to the Executive Office, within the limits it establishes, always aiming at the development of the activities of the Company’s corporate purpose;

(xx) - to establish the limits for the Executive Office to authorize the practice of reasonable free acts to the benefits of employees or the community in which the Company participates, including the donation of assets unserviceable to the Company;

(xxi) - to approve the creation and extinction of the Company’s subsidiaries in Brazil or abroad;

(xxii) - to approve the assumption of any obligation, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

(xxiii) - to authorize the execution of agreements, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

(xxiv) - to approve the conduction of investments and acquisition of assets, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

(xxv) - to authorize the acquisition of permanent shareholding interest in other companies and burden or disposal of shareholding interest;

(xxvi) - to approve the distribution of interim dividends;

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(xxvii) - to choose and dismiss independent auditors;

(xxviii) - to indicate and dismiss the head of the internal audit, who will report to the Board of Directors, through the Audit and Control Committee, when in operation, as well as the head of the Wholesale Executive Office, who is responsible exclusively for all service processes, commercialization and delivery of the products related to the Reference Offers of the Products in the Wholesale Market; and

(xxix) - to approve the Company’s career and salary plan, incentives and professional development policies, the rules and staff, as well as the terms and conditions of the collective bargaining agreements to be entered into with the unions representing the categories of the Company’s employees and adhesion to or withdrawal form supplementary pension funds, all with relation to the Company’s employees, and the Board of Directors may, when considering necessary, establish limits for the Executive Office to resolve on these matters.

Art. 16 - The specific duties of the Chairperson of the Board of Directors are: (a) to represent the Board in the call notice of the Shareholders’ General Meeting; (b) to chair the Shareholders’ General Meeting and choose the Secretary among the attendees; and (c) to call and chair the meetings of the Board of Directors.

MEETINGS

Art. 17 - The Board of Directors shall meet (i) ordinarily, once every three (3) months, and (ii) extraordinarily, upon call from its Chairperson, and the minutes with its resolutions shall be drawn up.

Paragraph 1 - The meetings of the Board shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda and the subject matters to be resolved on in the respective meeting.

Paragraph 2 - The Board of Directors shall resolve by majority of votes, the majority of its acting members being presents, and the Chairman, in addition to the regular vote, shall have the casting vote, in the event of a tie.

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Paragraph 3 - Any Board member has the option of being represented by another Counselor at the meetings which they may not attend, provided that such granting of representation powers be made upon a written instrument.

Paragraph 4 - Without prejudice of the later execution of the respective minutes, the meetings of the Board of Directors may be conducted via conference call, videoconference, or any other means of communication that allows to identify the attending members, as well as their simultaneous communication. The board members may also participate through the written statement of their votes, even if they are not physically present.

EXECUTIVE OFFICE

COMPOSITION

Art. 18 - The Executive Office shall be comprised of at least three (3) and at most fifteen (15) members, shareholders or not, resident in the country, who will be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Chief Financial and Investor Relations Officer; (c) General Secretary and Legal Director; (d) other Officers without specific designation.

Paragraph 1 - The individual attributions of the Officers without specific designation shall be defined by the Board of Directors, which may also establish a specific designation to said positions.

Paragraph 2 - The same Officer may be elected to accumulate the attributions of more than one position in the Executive Office.

Art. 19 – In the event of temporary absences and impediments, it will incumbent upon the Chief Executive Officer to designate, among the members of the Executive Office, their substitute as well as those of the Executive Officers. In case of vacancy in the Executive Office, the respective substitution shall be resolved by the Board of Directors.

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AUTHORITY OF THE EXECUTIVE OFFICE AND REPRESENTATION OF THE COMPANY

Art. 20 - The Executive Office is the body that actively and passively represents the Company, being incumbent thereupon, and upon its members, individually, as the case may be, to comply and cause the compliance with these Bylaws, the resolutions of the Board of Directors and of the Shareholders’ General Meeting, and practice all acts necessary or convenient for the management of the corporate businesses. It is incumbent upon the Executive Office, collectively, to:

(i) - propose to the Board of Directors general plans and programs of the Company, specifying the investment plans in the expansion and modernization of the plant;

(ii) - authorize, within the limits established by the Board of Directors in an internal normative instrument, the disposal or encumbrance of the goods of the permanent assets, including those related to the public telecommunications services that are deactivated or unserviceable, as well as to submit to said body the disposal or encumbrance of the goods that exceed these limits;

(iii) - submit for the Board of Directors and to the Fiscal Board, the Annual Management Report and the Financial Statements, accompanied by the independent auditors' opinion, as well as the proposal for allocation of the profits ascertained in the year;

(iv) - approve, in accordance with the limits established by the Board of Directors: a) purchases of materials, equipment, goods, works and services; b) sales of goods from the assets;

(v) - approve the execution of other agreements, not mentioned above, in accordance with the limits imposed by the Board of Directors;

(vi) - annually approve the planning of financial transactions and, quarterly, a summary of the compliance with said planning;

(vii) - approve the creation and extinction of branches, offices, agencies, subsidiaries and representations of the Company in the country;

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(viii) - approve, as attributed thereto by the Board of Directors, the Company’s organizational structure, keeping the Board of Directors informed in that regard;

(ix) - provide for the compliance with the rules of ethical conduct of the Company, established by the Board of Directors;

(x) - prepare and propose to the Board of Directors the Company’s institutional responsibility policies, such as environment, health, safety and social responsibility of the Company and implement the approved polices;

(xi) - authorize, in accordance with the limits established by the Board of Directors, the practice of reasonable free acts to the benefits of employees or the community in which the Company participates, including the donation of assets unserviceable to the Company; and

(xii) - approve the creation of technical and advisory Committees to advise it on matters of the Company's interest, elect the members of such Committees, and approve their internal regulations, which will contain specific rules on composition, functions, authority, compensation, and operation.

Paragraph 1 - The resolutions of the Executive Office shall be taken by majority of votes, the majority of its acting members, and the Chief Executive Officer, in addition to the regular vote, shall have the casting vote, in the event of a tie.

Paragraph 2 - Except for the cases set forth in paragraph 4 and observing the provisions included in these Bylaws, the Company may be legally bound as follows: i) by the joint signature of two (2) statutory Officers, except in cases of urgency, when the separate signature of the Chief Executive Officer and “ad referendum” of the Executive Office will be allowed, pursuant to the provisions of art. 21, A-5, of these Bylaws; ii) by the signature of one (1) statutory Officer, acting jointly with one (1) Attorney-in-Fact; and iii) by the signature of two (2) Attorneys-in-Fact, acting jointly, provided they are vested with specific powers.

Paragraph 3 - Except for the cases provided for in paragraph 4, the powers of attorney shall always be signed by two (2) Officers and shall specify the powers granted and, except for those for judicial purposes, have a maximum term of validity of one (1) year.

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Paragraph 4 - The Company may be represented by only one Officer or one Attorney-in-Fact with specific powers, for the performance of the following acts:

(i) receiving and payment of amounts;

(ii) signing of correspondence that does not create obligations to the Company;

(iii) representation of the Company at members' meetings of companies in which it has an interest;

(iv) granting of powers to attorney for judicial or administrative representation;

(v) representation in court or in administrative proceedings, except for the practice of acts that imply waiver of rights;

(vi) representation in public bidding procedures and private selections in which the Company participates, aiming at the provision of services included in its corporate purpose; and

(vii) performance of acts of simple administrative routine, including before public partitions, mixed-capital companies, commercial registries, Labor Courts, Brazilian Institute of Social Security (INSS), Unemployment Compensation Fund (FGTS) and their collection banks, and others of the same nature.

AUTHORITY OF THE MEMBERS OF THE EXECUTIVE OFFICE

Art. 21 – The members of the Executive Office have specific authority to perform the following acts:

A – CHIEF EXECUTIVE OFFICER:

1. To represent the Company, in court or out of court, before the shareholders and the public in general, being able to attorneys-in-fact together with other Officer and designate agents, delegate authority to the other Officers to practice specific acts;

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2. To follow and inspect the implementation of the determinations of the Board of Directors regarding their activities and attributions;

3. To establish guidelines, coordinate and supervise the Company’s activities related to: finance and control; corporate funds; legal area in general; institutional relations; regulation; corporate communication; Telefônica Foundation; human resources; networks and field operations; corporate strategy and planning; information technology; customer service and quality; corporate business; mobile business; fixed business;

4. To call the Executive Office’s meetings;

5. To practice acts of urgency "ad referendum" of the Executive Office; and

6. To carry out other duties that are determined by the Board of Directors.

B - FINANCIAL AND INVESTOR RELATIONS OFFICER:

1. To establish guidelines and supervise the Company’s activities in the economic and financial area and management of the securities issued by the Company, accounting and management control, as well as to supervise the management of supplementary pension funds;

2. To represent the Company before the Securities and Exchange Commission - CVM, the stock exchanges and other inspection bodies of the securities market;

3. To delegate, if necessary, authority to the other Officers to practice specific acts;

4. To represent the Company as set forth in these Bylaws; and

5. To carry out other activities that are determined by the Board of Directors.

C – GENERAL SECRETARY AND LEGAL DIRECTOR:

1. To establish guidelines and supervise the Company’s activities in the legal area in general;

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2. To delegate, if necessary, authority to the other Officers to practice specific acts;

3. To represent the Company as set forth in these Bylaws; and

4. To carry out other activities that are determined by the Board of Directors.

D - OFFICER WITHOUT SPECIFIC DESIGNATION:

1. To exercise the individual functions and attributions that are determined by the Board of Directors;

2. To sign, jointly with other statutory Officer, the documents and acts that require the signature of two Officers; and

3. To represent the Company as set forth in these Bylaws.

CHAPTER VI - FISCAL BOARD

Art. 22 - The Fiscal Board, of a permanent nature, shall be comprised of at least three (3) and at most five (5) effective members and the same number of alternates.

Paragraph 1 - The compensation of the members of the Fiscal Board, in addition to the reimbursement of expenses incurred in travel and accommodation required for performance of their duties, will be established by the Shareholders’ General Meeting at which they are elected, and cannot be, per member in office, less than ten percent (10%) of the average compensation assigned to each Officer, not including benefits of any nature, representation allowances and profit sharing.

Paragraph 2 - In case of vacancy of the position of member of the Fiscal Board, said member will be substituted by their respective alternate. If most of the positions become vacant, the General Meeting shall be called to elect their substitutes.

Paragraph 3 - The Fiscal Board shall meet, (i) ordinarily, once every quarter and, (ii) extraordinarily, upon call by the Chairperson of the Board of Directors, of by two (2) members of the Fiscal Board, and the minutes of its resolutions shall be drawn up.

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Paragraph 4 - The meetings of the Fiscal Board shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda, with the list of the subject matters to be examined in the respective meeting.

CHAPTER VII - FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Art. 23 - The fiscal year will coincide with the civil year, and half-yearly or quarterly balance sheets or balance sheets in periods shorter may be prepared, in addition to the annual balance sheet.

ALLOCATION OF PROFITS

Art. 24 – Together with the financial statements, the Board of Directors shall submit to the Annual General Meeting a proposal regarding (i) employee and management profit-sharing and (ii) the full allocation of net income.

Paragraph 1 – From the net income for the fiscal year: (i) 5% (five percent) shall be allocated to the legal reserve to ensure the integrity of the company’s share capital, limited to 20% (twenty percent) of the fully paid-in share capital; (ii) 25% (twenty-five percent) of the adjusted net income, as provided in items II and III of Article 202 of Law No. 6,404/76, shall be mandatorily distributed as the minimum mandatory dividend to all shareholders; and (iii) the remaining balance, after compliance with the provisions of the preceding items of this article, shall be allocated as determined by the General Meeting of Shareholders, based on the proposal of the Board of Directors contained in the financial statements.

Paragraph 2 – In accordance with Article 194 of the Brazilian Corporations Law, the Company shall maintain a Reserve for Shareholder Compensation and Investments, to which up to 50% (fifty percent) of the net income for the fiscal year may be allocated by proposal of the Board of Directors, provided that the balance of such reserve does not exceed, in total, 20% (twenty percent) of the Company’s share capital, with the purpose of ensuring resources for (i) repurchase, redemption, reimbursement, or amortization of shares issued by the Company; (ii) distribution of dividends to shareholders, including interim or special dividends or interest on equity; and (iii) investments related to the Company’s activities.

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Paragraph 3 – If the total balance of profit reserves exceeds 100% (one hundred percent) of the Company’s share capital, the General Meeting of Shareholders shall decide on the application of the excess to the subscription or increase of share capital or the distribution of additional dividends to shareholders.

Paragraph 4 – Dividends not claimed within 3 (three) years from the date of the resolution approving their distribution shall revert to the Company.

Art. 25 - The Company may declare, by resolution of the Board of Directors, dividends: (i) to the account of profits ascertained in half-yearly balance sheets; (ii) to the account of profits ascertained in quarterly balance sheets or balance sheets in periods shorter, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves addressed in paragraph one of art. 182 of Law No. 6,404/76; or (iii) to the account of accrued profits or reserves of profits existing in the last annual or half-yearly balance sheet.

Sole Paragraph - Interim dividends distributed pursuant to this article shall be attributed to the mandatory minimum dividend.

Art. 26 - By resolution of the Board of Directors and observing the legal provisions, the Company may pay to its shareholders, interest on equity, which may be attributed to the mandatory minimum dividend, “ad referendum” of the general meeting.

CHAPTER VIII - MISCELLANEOUS

Art. 27 - The Company shall be liquidated as set forth in the law, and the Shareholders’ General Meeting have the authority to determine the form of liquidation and indicate the liquidator.

Art. 28 - The approval by the Company, through its representatives, of incorporation, spin-off, merger or dissolution of its controlled companies shall be preceded by an economic and financial analysis by an independent company, with international reputation, confirming that equal treatment is being given to all interested companies, the shareholders of which will have full access to the report of said analysis.

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Art. 29 - In case of any omissions in these Bylaws, the Company will be governed by the applicable legal provisions.

**********

Presiding Board:

_______________________________ Nathalia Pereira Leite Chairperson of the Meeting	_________________________________ Daniela Valente Junqueira Ayres Secretary of the Meeting

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 12, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director